SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 16, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Four major financial institutions reaffirm their commitment to CGI’s banking and investment solutions

Toronto, Ontario, July 16, 2003 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) today announced the signing of four multi-year contract renewals valued at a total of CDN$48.6 million. Four major Canadian financial institutions have chosen to continue their partnership with CGI for its banking solutions which include MPower, StarBase, Starquote PRO and CORE. These solutions will be used by clients Canada-wide, supporting their institutional and investor services for their wealth management businesses.

Michael Roach, president and chief operating officer of CGI said: “We are very pleased to be renewing our ties with these clients. Our solutions provide robust investment and market data platforms, which are complimented with strong service delivery teams committed to our clients. At CGI we are well aware of the importance of delivering quality services on time and work with our clients to better equip them with the tools needed to excel and win in their marketplace.”

Supplying over 18,000 desktops with over 50 million market news items and quotes per day, CGI is one of Canada’s largest news & information disseminators to the retail and institutional financial services industry providing solutions to 70% of the IDA (Investment Dealers Association) member firms. CGI’s technology also manages over 9 million fund accounts conducting 50 million transactions annually. IT solutions and services are provided to over 300 financial institutions, switching services through some 20,000 point of sale devices including over 1,200 automatic banking machines.

Since 1985, MPower has been CGI’s flagship multi-currency portfolio management solution used daily by wealth management professionals which integrates complete order management processing including trading, modeling, compliance and performance measurement with a comprehensive back office including real-time general ledger capabilities.

StarBase, offered on an Application Service Provider (ASP) basis, provides a complete solution of investment funds record keeping, customer support and business recovery services within a single, cost-effective business solution.

Starquote PRO is a customizable interface, operating in a Windows Active-X desktop that hosts multiple information windows to form a comprehensive profile of the financial markets. The solution allows for the integration of Real-time Quotes, Dynamic MarketBooks, News and TrendAlerts on one screen, providing a powerful analytical application. Starquote PRO can be delivered over CGI’s dedicated, customer owned or Internet networks.

The CORE Wealth Management Solution is a state of the art record keeping system for banking-based wealth management firms. CORE provides a customer centric view of all holdings, support for all investment plan types such as RRIF, RRSP and RESP, as well as industry leading fixed term product (GIC) manufacturing, issuing and administration.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN$2.9 billion (US$1.9 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(514) 841-3200 or (312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 16, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary